AL SHAMS INVESTMENTS LIMITED

5B Waterloo Lane

Pembroke HMOS

Bermuda

7 November 2024

Dear Fellow Braemar Stockholders,

We at Al Shams Investment Limited ("ASIL") have, for years, been a 9.8% holder of Braemar's common stock because we believe there is great long-term value in the business. After diligently researching this company and its Board of Directors, however, we have discovered multiple lapses in corporate governance. These include multiple conflicts of interest, which we believe could put the future of our company in peril. We have found ourselves in a troubling situation. In light of that fact, we at ASIL are, for the first time in our history, considering mounting a proxy fight. We write to put you on notice of our intention.

As you know, the current state of Braemar looks dark. Over the past ten years, its stock has plummeted by nearly 90%, and stockholders have taken notice of an advisory agreement under which Braemar diverts enormous resources to Ashford Inc., a company controlled by Mr. Monty Bennett-the chair of Braemar's Board. One financial analyst noted in 2023 that Braemar's "share price, a reflection of market sentiment, shows a long-term decline" and that Braemar's "share price has fallen continuously over the past decade." Philip Wang, Braemar Hotels & Resorts: Bad Q2, Even Worse Balance Sheet, Seeking Alpha (Aug. 8, 2023).

Braemar's 2024 10-K discloses that it has executed a series of contracts under which it pays steep fees to Remington Hospitality, a subsidiary of Ashford, Inc. Mr. Bennett is the CEO of Ashford, part of a group that controls Ashford Hospitality, and is the Chairman of Ashford's Board of Directors.  Additionally, all of Braemar's C-suite level executives, including Richard Stockton, Braemar's President and Chief Executive Officer, and Alex Rose, Braemar's counsel, are Ashford employees and serve as Ashford Hospitality's C-suite.

Under Ashford's management and Bennett's leadership, Braemar executed a series of three contracts under which it pays wildly above-market rates to so-called "external" firms. Those contracts are:

(i)	a management agreement with Ashford Hospitality Advisors LLC, under which Braemar pays fees and reimbursements for "advisory" and "management" services;

(ii)	management agreements with Remington Holdings, LP. under which Braemar pays fees and reimbursements for hotel management and hospitality services; and

(iii)	an agreement with Premier Project Management LLC, under which Braemar pays for certain maintenance and construction services.

Ashford Hospitality, Remington, and Premier are all subsidiaries of Ashford. As mentioned, Mr. Bennett is a member of a control group that controls Ashford.

Braemar disclosed in its 2024 Form 10-K that, in 2023, Braemar paid the Bennett companies advisory services fees of approximately $31.1 million and additional fees for products or services of approximately $30.2 million. Over the last ten years, management fees paid by Braemar to the Bennett companies have grown by over 575 percent. Those fees, combined with hotel management fees, now represent almost half the market value of Braemar.

In light of the above concerns, Mr Bennett has received numerous communications which have sought assurances that Braemar would implement various corporate governance reforms in the best interest of all shareholders, including:

(i)	Ending the management agreement between Braemar and Ashford, transitioning Braemar into a self-managed REIT, consistent with other listed lodging REITs.

(ii)	Renegotiating the termination fee with Ashford to a more reasonable amount, potentially payable in newly issued Braemar shares rather than cash, thus aligning Braemar's interests with those of the shareholders.

(iii)	Appointing new, truly independent members to the Braemar Board who will act in the best interests of all shareholders.

Despite extensive correspondence, Braemar has regrettably not implemented any of the proposed reforms to date, nor has it indicated that it will do so, which has further exacerbated ASIL's concerns. In the meantime, ASIL has recently issued a demand to Braemar to Inspect Books and Records pursuant to Sections 2-512 and 2-513 of the Maryland General Corporation Law. The demand is part of a continuing investigation into possible breaches of fiduciary duty by the standard of conduct (owed by directors of Braemar) and by each of Mr Bennett, the chairperson of Braemar's Board of Directors, any other member of Braemar's Board, and its officers in connection with their dealings with Mr Bennett, Ashford, Inc., Ashford Hospitality Advisors LLC, Remington Holdings, L.P., Premier Project Management LLC, and any and all other companies controlled, managed by, or otherwise associated with Mr Bennett.

The situation need not remain so dire. Unburdened from the conflicts described above, we believe that a change in Braemar's leadership would usher in a new dawn for the company. We believe Braemar needs fresh stockholder representation on the board to steer it towards long-term success and away from becoming yet another example of a failed REIT that succumbed to conflicts of interest.

We look forward to a time where our company's future will outshine its past.

Yours sincerely,

/s/ David Auckland

For and on behalf of

Al Shams Investments Limited